[Letterhead of China GrenTech Corporation Limited]
December 15, 2010
Mr. Larry Spirgel, Assistant Director
Ms. Celeste Murphy, Legal Branch Chief
Mr. Reid Hooper, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China GrenTech Corporation Limited (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 000-51839 (the “2009 Form 20-F”)
Dear Mr. Spirgel, Ms. Murphy and Mr. Hooper:
     The Company is providing the following information in response to the comment letter dated November 18, 2010 received by the Company from the Staff of the Securities and Exchange Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (the “Letter”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 20-F for fiscal year ended December 31, 2009
General
1.	We note a press release dated October 28, 2010 announcing that China GrenTech Corporation Limited has won bids from China Broadcasting Corporation to supply equipment and integration services for the China Mobile Multimedia Broadcasting project. We note GrenTech was the only vendor to win all 7 bid sections among 34 bidding companies. Please tell us the business significance of winning these bids and discuss, in management’s belief, the amount of potential revenues earned through this project.
     The Company notes that it views the winning of these bids as a significant development in its business as it enables the Company to supply equipment and integration services for one of the major new telecommunication network construction projects in China. However, the Company is not able at this time to quantify the amount of potential revenue from this project as such revenue depends on the timing of the project’s rollout by China Broadcasting Corporation (“CBC”) and the specific terms of the contracts with CBC, which remain under discussion. The

Company will consider the appropriate quantitative and qualitative disclosure in its future filings and submissions as the project develops.
D. Risk Factors, page 4
We have limited experience in operating outside mainland China..., page 10
2.	In future filings, disclose how PRC SAFE rules restricting the use of registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies that may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, may potentially affect your expansion plans outside of mainland China.
     The Company notes the Staff’s comment and will make the appropriate disclosure in future filings.
We may be treated as a resident enterprise for PRC tax purposes..., page 12
3.	In future filings provide specific disclosure of the Company’s belief whether the Company is a resident enterprise and subject to the enterprise income tax rate of 25% for its global income. If not, include discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a resident enterprise. If considered a resident enterprise, discuss whether the Company is subject to the lower withholding income tax rate available for dividends paid to non-resident enterprises by resident enterprises.
     The Company notes the Staff’s comment. In the 2009 Form 20-F, the Company states that “[w]e cannot confirm whether we will be considered a “resident enterprise” as the implementation rules are unclear at the moment.” Based on advice from the Company’s tax advisors and legal counsel in China, the Company believes that the relevant tax rules and their interpretation and implementation remain unclear at this time, and accordingly, the Company is not able to determine whether it would be considered a “resident enterprise” by the Chinese tax authorities. The Company will update its disclosure in future filings to reflect any clarifications or updates in the rules and regulations in this area.
Our primary source of funds for dividends and other distributions..., page 13
4.	In future filings, please disclose your registered capital and include whether the allocations the Company has made to such reserve fund to date complies with the applicable PRC laws and regulations. To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance. This disclosure should be reflected here as well as in your discussion of liquidity and capital resources.
     The Company notes the Staff’s comment and will make the appropriate disclosure in future filings.

Changes in foreign exchange regulation in China may affect our ability to pay dividends..., page 16
5.	In future filings, please describe the procedural requirements the Company must comply with in order to pay dividends in foreign currencies without prior approval from SAFE. In addition, please discuss, if material, any restrictions on your ability to use the revenues from your PRC subsidiary, Shenzhen GrenTech. Disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:
•	pay off debt generated outside of the PRC;

•	pay employees located outside of the PRC in currency other than the Renminbi; or

•	pay for capital expenditures outside of the PRC in currency other than the Renminbi.
     In addition, if Shenzhen GrenTech liquidates, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.
     The Company notes the Staff’s comment and will make the appropriate disclosure in future filings.
The uncertain legal environment in China could limit the legal protections available to you, page 17
6.	We note your disclosure that Shenzhen GrenTech is a wholly foreign-owned enterprise, or WOFE. Please provide us, supplementally, with a copy and English translation of its business certificate with stated business purpose. Tell us if it performs any operations or activities outside of its business purpose.
     Please refer to Shenzhen GrenTech’s business certificate, attached to this letter as Exhibit A, which sets forth its stated business purpose. The Company confirms that Shenzheng GrenTech does not perform any operations or activities outside of its business purpose.
History and Development, page 19
7.	In future filings, please amend your corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the boxes. We note your disclosure that the Company established Shenzhen GrenTech IOT Network Corporation Limited, or Shenzhen GrenTech IOT Network, with Shenzhen Tianfang Real Estate Agency Corporation Limited, or Shenzhen Tianfang, in February 2010. We note Mr. Wan Jing, minority shareholder of Heng Xing Yue Investments Limited which currently holds 6.1% of the Company’s shares, and Mr. Yingjie Gao, the Company’s chairman and CEO, collectively through their beneficial ownership of Shenzhen Tianfang, own 30% of the equity interest in Shenzhen GrenTech IOT. In addition, we note the establishment of PT. GrenTech Indonesia in January 2009, which is 90% owned by Shenzhen GrenTech and 10% owned by Shenzhen Lingxian.
     The Company notes the Staff’s comment and will make the appropriate amendment in future filings.
***
     As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at (86 755) 2663 7600.
Sincerely,
/s/ Rong Yu
Rong Yu
Chief Financial Officer
China GrenTech Corporation Limited

Exhibit A
Copy and English Translation of Business Certificate of
Shenzhen GrenTech Corporation Limited

企业法人营业执照

（副　本）　副本1

编号：№ 1268162

注册号　440301503234225

名　　称　深圳国人通信有限公司

住　　所　深圳市南山区高新园中区科技中三路国人大厦B栋3E和A栋15F(15F仅限办公)

法定代表人　高英杰

注册资本　人民币29780万元

实收资本　人民币29780万元

公司类型　有限责任公司（外国法人独资）

经营范围　通信产品(含移动通信系统设备)及相关电子元器件(含频率控制与选择元件、混合集成电路)的技术开发、生产和销售（不含国家限制的或专营专控的产品）；货物及技术进出口（不含分销服务及国家专营专控商品）；物业管理；经营国人大厦停车场（按深公交停管许字第A01260号深圳市经营性停车场许可证经营，有效期至2011年8月31日止）。

股东（发起人）　GRENTECH (BVI) LIMITED

营业期限　自　一九九九年七月五日　至　二〇一九年七月五日

成立日期　一九九九年七月五日

2009年度已年检

须　知

1．《企业法人营业执照》是企业法人资格和合法经营的凭证。
2．《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
3．《企业法人营业执照》正本应当置于住所的醒目位置。
4．《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
5．登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
6．每年三月一日至六月三十日，应当参加年度检验。
7．《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
8．办理注销登记，应当交回《企业法人营业执照》正本和副本。
9．《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。

年度检验情况

登记机关　深圳市市场监督管理局

二〇一〇年七月五日

BUSINESS LICENSE OF ENTERPRISE LEGAL PERSON

No. 1268162

(Duplicate) Duplicate: 1

Registration No.: 440301503234225

Name of Enterprise: Shenzhen Grentech Corporation Limited

Address: 15F, Block A and 3F, Block B, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen (15F Office Only)

Legal Representative: Yingjie Gao

Registered Capital: RMB 297,800,000.00

Contributed Capital: RMB 297,800,000.00

Business Category: Limited Liability Company (Sole Investment of Foreign Legal Person)

Business Scope: Technical development, manufacturing and sales of communication products (including mobile communication system equipment) and relevant electronic components (including frequency control and optional components and mixed integrated circuits) (excluding State limited items or items requiring special license or permit); Import and export of goods and technology (excluding distribution service and items requiring special license or permit); Property management; Operating the car park of the Guoren Building (pursuant to the License for operative Car Parks in Shenzhen, Shen Gong Jiao Ting Guan Xu Zi No. A01260, valid through August 31, 2011).

Shareholder (Initiator): GRENTECH (BVI) LIMITED

Business Term: From July 5, 1999 to July 5, 2019

Date of Establishment: July 5, 1999

The annual review for year 2009 is completed.

Directions

1. The Business License of Enterprise Legal Person is a certificate certifying that the enterprise has acquired the status of an enterprise legal person and is entitled to operate lawfully.
2. There are original copy and duplicates of the license that are equally effective.
3. The original copy shall be put in a place at the official address of the enterprise legal person that is easily seen.
4. The business license shall not be counterfeited, altered, lent or transferred.
5. Shall there be any change or alteration in the registered items, the enterprise legal person shall apply to the original department of registration for alternation registration, and change for a new Business License of Enterprise Legal Person.
6. The enterprise legal person shall go through annual examination from March 1 to June 30 every year.
7. Upon revocation of the Business License of Enterprise Legal Person, no other operating activities shall be carried out except for those relating to liquidation.
8. When the enterprise registers for a cancellation, it shall hand in the original and duplicate copies of the license.
9. The enterprise legal person shall make at the publication appointed by the original department of the registration to declare the License invalid and apply for a new one if the Business License of Legal Person is lost or ruined.

Record of Enterprise Legal Person's Annual Review

Registered with: Shenzhen Municipal Administration for Industry and Commence (stamp)

Date: July 5, 2010